Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

All CH2M Employee Call Script
FINAL 08/01/2017

Hi everyone.  If you’re listening to this call, either live or via replay, you know that today, August 2, CH2M announced that we signed an agreement for Jacobs to acquire CH2M. This agreement and course of action was agreed unanimously by CH2M’s Board of Directors, and now will be recommended to our company’s stockholders for approval. We expect that upon this approval, the transaction would be finalized by the end of the year.

I know this news is surprising, and raises a lot of questions.  Please listen to this call, which should last about 40 minutes, and review the information posted on the Virtual Office today. We’ll continue to share information there in the coming weeks to keep you informed.

Our purpose for this call is to explain why we chose this path, and what’s in it for our employees, clients and other stakeholders. I won’t get into the financial aspects of the agreement, which are fully detailed in the joint news release we issued this morning, and also covered in a separate call for stockholders.

First, I want to make clear that this was our choice to secure what we believe will be the best outcome for the future, an aim we’ve been discussing for the past 3-1/2 years, almost since the day I became CEO. At that time, we were not as strong as we needed to be financially.  Since then, we’ve emphasized three things we had to do to transform the company and position it for the future:

1.              First, we needed to refine our strategy and refocus on our core markets and clients to get back to growth.  And we did.

2.              Second, we needed to improve our financial and business performance in line with our industry, which we also did.

3.              And third, we needed to strengthen our portfolio by exiting unprofitable, high-risk business—that’s done—and by resolving the last two remaining problem EPC projects. For the most part, they’re behind us now too.

All of these actions were necessary to pave the way for this next step, which is to ensure a successful and sustainable transition of our ownership and capital structure. This has been at the top of mind for all of us, as we’ve heard in every Employee Roundtable, Stockholder call, Town Hall meeting, leadership discussion, employee survey, and recruiting effort.

Recall that we have been transparent about our intentions to affect a new ownership structure, so we could control our destiny and choose the best possible outcome for our future, on our terms. We’ve discussed it on multiple occasions since late 2015, when we announced our consideration of options to make this transition, including our most recent stockholder call in May.

We carefully weighed three options, including an Initial Public Offering, or “IPO” of CH2M stock; a merger of equals with another company; or a sale of the company. For each, we kept the interests of our stakeholders foremost in mind—enhancing future opportunities for our employees; access to capital to serve our clients and invest in growth; and liquidity for our stockholders with an attractive, well-deserved return. We also considered which options would provide the greatest prospects for us to grow profitably; to compete successfully; and to command and deliver premium value for our services in the marketplace.

Throughout this time, we received many requests from employees for a more immediate decision, to resolve the question about our future to support retention and recruiting.  We also received feedback from stockholders, who wanted a more definitive timeline on when we could provide liquidity.  And third, we saw a rising trend of consolidation in our industry, with a number of mergers and acquisitions in the past few years.  As a company that takes pride in the unique purpose that differentiates us, we were steadfast in our belief that any company we’d potentially combine with would have to bring more similarities than differences on matters of strategy, industry prominence, values and historical foundation, as well as financial strength to invest in growth for a promising future.

We also evaluated the timelines associated with each option. Least immediate was an IPO, a process that would take the better part of a year. While that remained a viable option, it also presented risks that we can’t control. We can’t predict if the public market will be favorable for us to attract investment at a good price a year from now.

In addition, we examined the feasibility of a merger of equals or sale to a larger company outside of our industry.

In consideration of all of these options, it’s clear that the value and prospects presented in Jacobs’s agreement provide the best possible outcome overall. Like us, they place foremost emphasis on people at the heart of their business. The attractive financial aspects of their proposal reflects the fact that they value and want to retain our employees in the combined company. It also acknowledges the incredible progress we’ve made to strengthen our position and build a superb business that is performing and winning in the marketplace!   It also provides a clear timeline to resolve the capital structure question for our employees and stockholders.

For our clients, it promises unique experience, with the fullest, global complement of capabilities to serve them in every corner the world.

Now, I understand that a difficult aspect of this combination for CH2M stakeholders is that we won’t remain independent as a company, and eventually, we will operate under a common brand name, which most likely will be Jacobs. Considering these areas, I want to share two observations:

One is that Jacobs genuinely values our people. In addition to their interest in retaining our employees and investing in the sectors we serve, they also have demonstrated an approach focused on combining our complementary strengths and leadership, to make the most of our talents, tools, processes and systems as the pre-eminent leader in our industry.

The other is that we thought a lot about our founders in this consideration — how best to honor them, and how they would view this option. Personally, I thought about the advice my three mentors—founder Jim Howland, and CEOs Harlan Moyer and Ralph Peterson—would have offered to me in this respect.

They would expect us to deliver on the commitment we made to our stockholders, especially the retirees who served their careers in this company.  We made a promise to do our best to return the money they’ve entrusted to us.  Now we’re making good on that promise and why our Board unanimously approved it.

Those of you who worked with our founding leaders also know that it’s never been simply about the money. Nor was it ever about them, their egos, or frankly their names.  It has always been about doing the right thing, with distinction, for those we serve.

Our founders also cared about our purpose, and would want to know that if we joined with another firm, that the purpose they envisioned would endure. They’d want to know we were joining a company that shares fundamental values and concern for the well-being of people and the planet.  And they’d want us to pursue a combination in which our respective strengths and differences truly complement one another, where the real value in integration lies in the greater growth and opportunities we stand to realize together.

That’s what we mean when we say this is a “winning combination.” And so, as I stand here today, I can say with confidence that we’ve made the right choice—the best choice—for our employees, clients and stockholders, as our founders would expect. The decision honors them, and what they stood for, because we chose the surest path that enables us to continue to deliver our purpose, aspirations and promise for the future.

I realize that some of you might not know a lot about Jacobs, especially if you’ve only thought about them as a competitor.  Let me take a moment to share what I know about them, and the genuine qualities I respect about their company: Like us, they’re known for excellence in safety and client service. They’ve been around for a long time. Both of us started from pretty humble beginnings, within one year of each other:  We were founded in 1946; they in 1947. We progressed on relatively parallel paths, including capital challenges that prompted our founders to extend stock to additional management employees in 1966, while they took their company public in 1970.

They’ve steadily grown and gained prominence in the marketplace by building strong relationships with clients. A number of us have worked alongside them on project partnerships over the years, and experienced these qualities first-hand.

For our respective employees who have only viewed each other through the lens of competitors, we believe the benefits of our combination provide many reasons to set our lens aside.

Viewed from a complementary perspective, we actually don’t have a lot of overlap between our two companies.  It’s clear that our combination with Jacobs presents amazing opportunities—very rewarding opportunities—as part of the most distinctive, capable and valued partner for our clients.

Our combination is truly transformative.

This is why Jacobs is so passionate about our combination. It is all about extending our complementary strengths across a wider, more diverse playing field—including everything you bring to the table as employees. That’s not only a “big” driver. It’s THE driver!  The facts bear it up, in that it’s unlike any other combination we’ve seen in our industry.

This is about two companies that have been on parallel paths, both founded by talented engineers on the same fundamental values, established in the same part of the world, at the same time in history. Two companies with strengths that complement each other today, and see the greater, disruptive opportunity to differentiate ourselves in the industry tomorrow.

That’s why both of us have been on respective, independent paths to transform our businesses, to become more efficient and grow profitably as full-service partners to our clients. We see the same opportunity that has yet to be fully realized by competitors, delivering the promise of a more connected, sustainable future for the world.

We may use different words inside our two companies to express that, and we may look a bit different today, but I can assure you that what’s “inside” ach company is more complimentary than we imagined, and capable of commanding a leading positon in every major sector we serve, delivered with the best local, customized knowledge.

It is the way in which we complete each other that makes this a powerful, winning combination, and it starts with all of you.

Because you matter most prominently in our vision for the future, we want you to hear it directly from Jacobs, right now. So I’m very pleased to introduce my counterpart, Jacobs Chairman and CEO Steve Demetriou to share his take on the great potential of this combination.

Thank you, Jacque. You said it very well. There ARE many similarities between our two companies....such as a relentless commitment to safety, integrity and excellence......yet each company brings many things to the table that will create a powerful combined organization, and I believe this combination will enable us to become second to none in the industries we serve.

And yes, throughout the days and weeks ahead, we will share more information about the significant strategic and financial benefits that this combination of CH2M and Jacobs brings to our clients and shareholders.

However, what excites me the most is how fantastic today’s announcement will be for you and Jacobs’ employees. Since I joined Jacobs two years ago there has been a passionate focus on enhancing the culture of our great company — a drive to be more dynamic and to increase employee engagement across every geography and in every part of the business. And over the last few months I have come to learn that the CH2M culture is all about the people…engaging, dynamic and entrepreneurial. So it is my commitment to preserve and strengthen this as we move forward together.

Like CH2M, Jacobs is in the midst of its own business and culture transformation. I am excited by how similar both companies’ transformation journey is. Once we come together, there will be a lot to learn from each other and a great opportunity to pick and choose the best practices and initiatives to accelerate innovation and growth. We will leverage the strengths of both organizations, become a stronger company and position ourselves to reach even great levels of success well into the future. The opportunities we can create together are truly compelling.

As we explain this combination to our shareholders, you will hear a lot about potential synergies and financial targets. However, I want you all to know that today’s announcement is all about accelerating growth. We are convinced that leveraging our joint capabilities gives us a tremendous opportunity to outperform our competition in winning business and working on the most exciting projects and programs around the world.

Because of this, retaining your superior talent and building on our collective best practices will be top priorities for integration planning. As you might have seen in our announcement from earlier today, we have formed an Integration Management Office to oversee a thoughtful, focused and disciplined integration process. The IMO will include employees from both companies.

I am delighted that Lisa Glatch, Executive Vice President for Growth and Sales at CH2M, will co-lead IMO alongside Gary Mandel, who is also an Executive Vice President from Jacobs. Gary, who most recently led Jacobs’ global Petroleum & Chemicals and Mining business has previous leadership experience in Building, Infrastructure and Government Services. More importantly, Gary has also been where you are today. He was the president of Aker Solutions when we acquired them 6 years ago and he will bring that experience and his lessons learned into the integration.

The first phase of Integration, the planning stage, will begin immediately and last for approximately 3 months. Keeping you informed will be critical to getting us off to a fast and successful start. Lisa and Gary will be working with both companies’ communications groups to ensure that you have access to relevant information regarding specific integration plans.

I believe this transaction is a win-win for everyone.

For YOU, exciting career opportunities and experiences that come with a more diversified, high growth, global organization.

For CLIENTS, CH2M and Jacobs will serve as a stronger partner and offer new, differentiated services and solutions.

And for our SHAREHOLDERS, we expect to deliver significant value given the financial and operational strength we can create together.

As I have done at Jacobs over the past few years…and it’s something I believe is critical for our collective success…I will be visiting both Jacobs and CH2M offices around the world to hear from you on an ongoing basis. I believe these visits are important because, after all, you make the difference.

I look forward to meeting with many of you to discuss the future of our industry, the ways in which we can make a difference in the world and the discoveries that are just waiting for the right opportunity.

Here’s to a bright our future together.

Before I turn it back over to you, Jacque, I want to let you know how impressed I am by what you and the CH2M team have accomplished during your more than 3.5 years as CEO. Transformation does not happen without strong leadership and a clear vision.

Also, I want to personally thank you. The guidance you have provided and the friendship we have developed over the last few months. I truly appreciate it.

With that, I will turn it back to you.

Thank you, Steve, Hopefully, we have provided some good perspective to employees about why this is the right decision for both companies. I also hope we’ve created a bit of intrigue and aspiration about the full complement of opportunities that remain in front of us.

Now let’s address some of the practical matters. I understand that this is a change. And of course, at this stage when we’re just announcing the agreement, we can’t provide all of the answers right now.

However, we will provide you factual information as soon as we are able to do so, in keeping with regulatory requirements and our agreement with Jacobs.

We understand that people react in different ways to big announcements, but in the interest of maintaining clarity, I implore you— do not confuse the rumor mill with the legitimate, accurate information we will provide in direct communication with you.

We will keep you updated as much as we can.  We’ve posted a lot more information on the VO for your convenience, including talking points for your use in interactions with colleagues, clients and stakeholders, and a list of Frequently Asked Questions, or FAQs, that we’ll update throughout this process.  Jacobs also has established a special, public microsite to provide more information about our combination, accessible via Jacobs.com.

We’ll provide updates whenever we have new information to share, and while they’ll answer many of your questions, we’ve also created an e-mail address for you to pose additional questions you may have, at: ourfuture@ch2m.com

Later this year, we’ll issue the proposal in a special proxy for stockholders to consider, with our board’s unanimous support.

It’s also important to understand that we are required to continue to operate and go to market as separate companies until we complete the transaction. We can certainly interact to learn about each other and consider plans for the future. But we cannot, and must not, pursue work as one company, or share any information about our respective pursuits or client work. Nor can we combine business systems or operations. These are activities reserved for formal integration, which can only happen after the transaction closes.

A few select leaders from both organizations will start working on integration plans as authorized by Jacobs CEO and me, in keeping with the rules of engagement. We need everyone to respect this process, and refrain from reaching out to counterparts at Jacobs, unless you are directly asked to do so by authorized members of that team. And you can be assured that both companies will be well represented in these integration efforts, and upon completion, we’ll start a new chapter together, as one company.

Until then, stay focused on serving our clients and business well.  I know this is much easier said than done, but we cannot allow this news to get in the way of our work. We have many colleagues, clients and stakeholders counting on us to keep our promises. Stay the course by providing the thought leadership and talents that make us the best at what we do!

Finally, for those wondering about my role going forward, I’ll continue to proudly serve as your Chairman and CEO between now and the point at which we become one company. At that time, although I’ve loved serving as your CEO, there can only be one. When the transaction is complete, Steve will be the CEO of the combined company. You will be in capable hands. I am very proud of the fact that by year end, we will have accomplished all the key goals our Board of Directors and I set when I became CEO In January 2014.  I’ll take that experience, along with the pride of what we’ve accomplished together, to another executive leadership role outside of Jacobs.

We recognize that today’s news creates a new set of uncertainties, but we encourage you to consider the possibilities that lie ahead. As your CEO, I’m asking you first and foremost to be good to each other. Out of respect for one another, don’t fuel anxieties by feeding the grapevine. Stick to the high road and stay true to the purpose of making a positive difference in the world. Just as our founders would expect us to do.

Thanks for listening today and I look forward to talking with you again soon.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.  When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same.  Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission.  Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.